                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             PAMECO CORPORATION
                             ------------------
                              (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
               -----------------------------------------------
                       (Title of Class of Securities)

                                 697934107
                               --------------
                               (CUSIP Number)

                              J. William Uhrig
                         Three Cities Research, Inc.
                             650 Madison Avenue
                          New York, New York 10022
                               (212) 605-3206
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 27, 1997
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


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                                                          Page 1 of 11



                             SCHEDULE 13D
CUSIP NO.  697934107
           ---------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity Ltd.

______________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /

                                                            (b) / /

______________________________________________________________________

3.   SEC USE ONLY

______________________________________________________________________

4.   SOURCE OF FUNDS

     00/WC

______________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

______________________________________________________________________ / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

_____________________________________________________________________

NUMBER OF                     7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                         1,700,000
OWNED BY
EACH                           ________________________________________
REPORTING
PERSON WITH                   8.   SHARED VOTING POWER

                                      -0-
                               ________________________________________

                              9.   SOLE DISPOSITIVE POWER

                                    1,700,000

                               _________________________________________

                              10.  SHARED DISPOSITIVE POWER

                                       -0-
                               __________________________________________

_______________________________________________________________
                                                           Page 2 of 11

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,700,000
     _________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES
     _________________________________________________________________   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%
     _________________________________________________________________


14.  TYPE OF REPORTING PERSON
     CO
     _________________________________________________________________

* Percentage based on 4,902,253 shares of Class A Common Stock shown as outstanding at January 8, 1999, on the Issuer's Report on Form 10-Q for its fiscal quarter ended November 30, 1998.

Item 1. Security and Issuer.
        --------------------

        This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share, of Pameco Corporation, a Georgia corporation (the "Company"), whose principal executive office is located at 1000 Center Place, Norcross, Georgia 30093.

Item 2. Identify and Background.
        ------------------------

          (a) This statement is filed by Quilvest America Equity Ltd., a British Virgin Islands international business company ("Quilvest"). The principal business of Quilvest is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

        Quilvest is a wholly owned subsidiary of Quilvest Overseas Ltd., a British Virgin Islands international business company ("QOL"). The principal business of QOL is the investment of its resources in marketable securities and commodities and, through affiliates such as Quilvest, in securities of other enterprises in various parts of the world.

        QOL is a subsidiary of Quilvest S.A. ("QV"), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock
        Exchanges. QV's principal business is serving as an investment holding company.

        The names of the directors and executive officers of Quilvest, QOL and QV are set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference. No person controls or shares in the control of QV who is not a member of its board of directors.

          (b) The address of the principal office of Quilvest and QOL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business address of QV is 84, Grand-Rue, L-1660 Luxembourg. The business address of each of the other persons named in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

          (c) The present principal occupation of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

          (d) Neither Quilvest nor, to the best of its knowledge, QOL, QV or any of the directors or executive officers of Quilvest, QOL or QV has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Quilvest nor, to the best of its knowledge, QOL, QV or any of the directors or executive officers of Quilvest, QOL or QV has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto.


Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        On October 27, 1997, Quilvest purchased 50,000 shares of Class A Common Stock of the Company, at a price of $17.00 per share, which brought its total holdings to 195,000 shares of Class A Common Stock and 62,500 shares of Class B Common Stock, which is convertible at any time at the option of the holder into shares of Class A Common Stock. Since that date, Quilvest has made the following additional purchases of Class A Common Stock of the Company on the dates, in the amounts, and for the consideration set forth below:

               Date               Shares Acquired         Price Per Share
               ----               ---------------         ---------------

             10/28/97                   12,200              $17.00
             10/29/97                   37,800               17.00
             11/04/97                   36,500               16.75
             11/05/97                    1,100               16.75
             11/13/97                   12,400               16.75
             11/17/97                   20,000               16.50
             11/25/97                   20,000               16.00
             11/26/97                   22,500               15.75
             12/04/97                   30,000               15.50
             10/07/98                   30,000               14.00
             10/28/98                   20,000               14.00
             12/04/98                   20,000               13.50
             12/08/98                  100,000               10.584
             12/09/98                  100,000                9.00
             12/15/98                  100,000                8.75
             01/29/99                   46,283                8.61
             02/05/99                   50,000                8.10

        In addition, Quilvest acquired 783,717 additional shares of Class B Common Stock of the Company, in the first week of September 1998, when one entity in which it had an ownership interest distributed such shares to Quilvest and its other investors. Until the distribution, Quilvest had no right to vote or dispose of such shares of Class B Common Stock.

        Quilvest obtained the funds for all purchases from its own resources.

        As of February 28, 1999, Quilvest beneficially owns 1,700,000 shares of the Company's Class A Common Stock, consisting of 853,783 shares of Class A Common Stock and 846,217 shares of Class B Common Stock.


Item 4. Purpose of the Transaction.
        ---------------------------

        Quilvest acquired beneficial ownership of all such shares of Class A and Class B Common Stock for investment and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

        Except as described above, Quilvest has no plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j)  Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

          (a) After giving effect to the transactions described in Item 3, as of February 28, 1999, Quilvest owned 853,783 shares of Class A Common Stock and 846,217 shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the option of Quilvest. These shares represent 29.6% of the outstanding shares of Class A Common Stock of the Company.

          (b) Quilvest has sole power to vote, direct the vote of, dispose of or direct the disposition of any and all shares of the Class A and B Common Stock held by Quilvest.

          (c) Except as described in Item 3, to the best knowledge of Quilvest, none of the persons, other than Quilvest, listed in Item 2(a) has effected any transaction in the Class A Common Stock of the Company within the past 60 days. In the last 60 days, Quilvest purchased or otherwise acquired shares of the Class A and B Common Stock on the dates, in the amounts and at the prices set forth in
        Item 3. Except where noted, all of such purchases were made on the open market.

          (d) Except as set forth in this Item 5, to the best knowledge of Quilvest, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Quilvest, the board of directors of QV may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of Class A and B Common Stock owned by Quilvest.


Item 6. Contracts, Arrangements, Understandings or Relationships with
        -------------------------------------------------------------
        Respect to Securities of the Issuer.
        ------------------------------------

        To the knowledge of Quilvest, except as set forth in Items 3 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        Exhibit 1:  Power of Attorney


     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          March 1, 1999
     --------------------------------


/s/ J. William Uhrig
Name:  J. William Uhrig
Title:   Attorney-in-Fact

                                                                                                  Page 8 of 11
                                                                                             SCHEDULE 1

                                     QUILVEST AMERICAN EQUITY LTD.


                                                   Principal Occupation or Employment and the
                                                   Name, Principal Business and Address of
                            Residence or           Organization in which such Employment is
     Name                 Business Address         Conducted (if any)                           Citizenship
     ----                 ----------------         -------------------------------------------  -----------
Christian Baillet      243, Blvd. St. Germain      Company Director                                French
Director; President    F-75007 Paris, France

Walter Knecht          Regensdorferstrasse 144     Company Director                                Swiss
Director; Secretary    CH-8049, Zurich
                       Switzerland

Kurt Sonderegger       Birkenstrasse 18            Company Director                                Swiss
Director               CH-8302, Kloten
                       Switzerland

                                                                                                  Page 9 of 11



                                                                                               SCHEDULE 2

                                             QUILVEST OVERSEAS LTD.


                                                          Principal  Occupation or Employment and
                                                          the Name, Principal Business and Address
                                Residence or              of Organization in which such Employment
      Name                    Business Address            is Conducted (if any)                      Citizenship
      ----                    ----------------            -----------------------------------------  -----------
Christian Baillet           243, Blvd. St. Germain        Company Director                            French
Director; Treasurer         F-75007 Paris, France

Walter Knecht               Regensdorferstrasse 144       Company Director                            Swiss
Director                    CH-8049, Zurich
                            Switzerland

Kurt Sonderegger            Birkenstrasse 18              Company Director                            Swiss
Authorized signatory        CH-8302, Kloten
                            Switzerland

Carlo Hoffmann              84, Grand-Rue                 Company Director                            Luxembourg
Secretary General           L-1660 Luxembourg


                                                                                                  Page 10 of 11

                                                                                                 SCHEDULE 3

                                            QUILVEST S.A.

                                                               Principal  Occupation or Employment
                                                               and the Name, Principal Business and
                                   Residence or                Address of Organization in which such
       Name                      Business Address              Employment is Conducted (if any)     Citizenship
       ----                      ----------------              ----------------------------------   -----------

Christian Baillet              243, Blvd. St. Germain          Company Director                        French
Director, CEO                  F-75007 Paris, France

Peter Bemberg                  Les Arcades du Lac,             Company Director                        French
Director                       Chemin de la Falaise, 29
                               1196 Gland, Switzerland

Charles de Montalembert        82 Blvd. Arago                  Company Director                        French
Director                       F-75013 Paris, France

Alvaro Sainz de Vicuna         Calle Dr Fleming 3              Company Director                        Spanish
Director                       8th Floor
                               Madrid 98036, Spain

Andre Elvinger                 2, Place Winston Churchill      Attorney-at-Law                         Luxembourg
Director                       L-1340 Luxembourg               Luxembourg
Paul de Ganay                  57, Rue St. Dominique           Company Director                        French
Director                       F-75007 Paris, France

Hans Jorg Furrer               Bleicherweg 33                  Company Director                        Swiss
Director                       CH-8002, Zurich
                               Switzerland

Louis James de Viel Castel     25 bis rue de Constantine       Chairman (President)                    French
Director                       F-75007 Paris, France

International Advisory         Craigmuir Chambers              Company Director                        British Virgin
Services (IAS)                 Road Town, Tortola                                                      Islands
                               British Virgin Islands

Carlo Hoffman                  84, Grand-Rue                   Company Director                        Luxembourg
Secretary General              L-1660 Luxembourg

                                                                   EXHIBIT 1


                              POWER OF ATTORNEY


     Know all men by these presents, that QUILVEST AMERICAN EQUITY LTD., a British Virgin Islands international business company, does hereby constitute and appoint J. William Uhrig of Three Cities Research, Inc. at 650 Madison Avenue, New York, New York 10022, and Carlo Hoffman of Quilvest, 84 Grand-Rue, L-1660 Luxembourg, its Attorneys-In-Fact, with full power, discretion and authority to take on behalf of QUILVEST AMERICAN EQUITY LTD. all actions which said Attorneys-In-Fact shall in their sole discretion determine to be appropriate in connection with its investment in Pameco Corporation, including without limitation (i) the execution of all agreements, instruments, certificates or other documents required and all changes necessary relating to Pameco Corporation. In addition, QUILVEST AMERICAN EQUITY LTD. hereby gives and grants unto said Attorneys-In-Fact full power, discretion and authority to execute all documents, instruments and certificates upon such terms which said Attorneys-In-Fact may determine to be appropriate, and to take all actions which said Attorneys-In-Fact shall determine to be appropriate, and to take all actions which said Attorneys-In-Fact shall determine to be desirable in connection with the foregoing to the same extent as QUILVEST AMERICAN EQUITY LTD. might do or could do by its duly authorized officers if personally present, and QUILVEST AMERICAN EQUITY LTD. does hereby confirm, approve and ratify all that said Attorneys-In-Fact or their delegates shall lawfully do or cause to be done by virtue hereof. This Power of Attorney will expire December 31, 1998.

     This instrument may not be changed orally and shall be governed by and construed in accordance with the laws of the State of New York, the United States of America.


Dated:  December 1, 1998


                              QUILVEST AMERICAN EQUITY LTD.


                              By:/s/ Kurt Sonderegger
                                 Kurt Sonderegger


                              By:/s/ Walter Knecht
                                 Walter Knecht